JAY L. SWANSON (612) 340-2763 FAX (612) 340-7800 swanson.jay@dorsey.com

March 19, 2018

Division of Corporation Finance Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	Heartland Financial USA, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

Accompanying this letter and filed electronically by EDGAR is a registration statement on Form S‑4 (the “Registration Statement”) relating to the issuance of shares (“the Shares”) of the Common Stock, $1.00 par value, of Heartland Financial USA, Inc., a publicly held Delaware corporation and bank holding company (the “Registrant”). The Shares are being issued in connection with the merger (the “Merger”) of First Bank Lubbock Bancshares, Inc., a Texas corporation and bank holding company (the “Target”), with and into the Registrant pursuant to an Agreement and Plan of Merger dated as of December 12, 2017 (the "Merger Agreement") between the Registrant and the Target. The Registration Statement is being filed because the Target has approximately 128 shareholders of record.

We would appreciate it if the Staff would send any correspondence relating to the Registration Statement to the undersigned by e-mail at swanson.jay@dorsey.com (or by facsimile to (612) 340-7800), with a copy to J. Daniel Patten, Executive Vice President, Finance and Corporate Strategy of the Registrant, at dpatten@htlf.com (or by facsimile to (563) 589-1951).

The Merger does not require a vote of stockholders of the Registrant. The Registrant is a multi-bank holding company with 118 banking locations that had assets of $9.81 billion at December 31, 2017, and recorded income from continuing operations, before income taxes, extraordinary items and cumulative effect of change in accounting principles, of $119.1 million for the year ended December 31, 2017. The Target is a one bank holding company operating from eight banking offices in West Texas that had assets of $930.2 million at December 31, 2017 and recorded income from continuing operations, before income taxes, extraordinary items and cumulative effect of change in accounting principles, of $5.2 million for the year ended December 31, 2017. As a result of the Merger, the Registrant’s investment in the Target is anticipated to be approximately $185.5 million based on the closing price of a share of the Registrant's common stock on December 11, 2017 (the last trading day before the Merger Agreement was executed) of $50.15. Accordingly, the results of performing the significance tests of Rule 1-02(w) of Regulation S-X with respect to the Target and the Registrant are as follows:

(1)	Investment/Registrant Assets = $185.5 million/$9.81 billion	=	1.89%
(2)	Target Assets/Registrant Assets = $930.2 million/$9.81 billion	=	9.48%
(3)	Target Operating Income/Registrant Operating Income = $21.1 million/$119.1 million	=	17.73%

50 South Sixth Street | Suite 1500 | Minneapolis, MN | 55402-1498 | T 612.340.2600 | F 612.340.2868 | dorsey.com

Division of Corporation Finance Securities and Exchange Commission March 19, 2018 Page 2

Accordingly, the operations of the Target are insignificant at the 20% level to the Registrant under the tests applicable to the requirements for inclusion of financial information in the Registration Statement set forth in Rule 3‑05(b)(2) of Regulation S‑X.

Financial statements and related information related to the Registrant, a Form S‑3 eligible, large accelerated filer that is current in its reports, is incorporated by reference into the Registration Statement in accordance with Items 10 and 11 of Form S‑4. In accordance with Item 17(b)(7)(ii) of Form S-4, and because the stockholders of the Registrant are not voting to approve the Merger and the Target is not significant above the 20% level, financial statements of the Target are not included in the Registration Statement. Also, in accordance with the Staff’s Telephone Interpretations under Regulation M‑A, and particularly the answer to question 2 of Section H of those interpretations, information relating to the Target that otherwise would be required under Items 301, 302, 303, 304(b) and 305 of Regulation S‑K has been omitted.

Thank you in advance for your attention to the Registration Statement. Please let us know whether the Registration Statement will be reviewed by the Staff at your earliest convenience.

Very truly yours,

/s/ Jay L. Swanson
Jay L. Swanson

JLS:jz
cc: Mr. J. Daniel Patten
Mr. Bryan R. McKeag
Mr. Michael J. Coyle
Heartland Financial USA, Inc.

Ms. Cam C. Hoang
Dorsey & Whitney LLP

50 South Sixth Street | Suite 1500 | Minneapolis, MN | 55402-1498 | T 612.340.2600 | F 612.340.2868 | dorsey.com